UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

E.Merge Technology Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

26873Y203

(CUSIP Number)

E.Merge Technology Sponsor LLC

533 Airport Boulevard, Suite 400

Burlingame, CA 94010

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13D	Page 1 of 8 pages

1	Names of Reporting Persons. E.Merge Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,200,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,200,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 2 of 8 pages

1	Names of Reporting Persons. Explorer Parent LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,200,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,200,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 3 of 8 pages

1	Names of Reporting Persons. Founder Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,200,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,200,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 4 of 8 pages

1	Names of Reporting Persons. Steven Fletcher
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,200,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,200,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 85209W 109	13D	Page 5 of 8 pages

1	Names of Reporting Persons. Alex Vieux
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. France
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,200,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,200,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 85209W 109	13D	Page 6 of 8 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on August 14, 2020 (as amended to date, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of E.Merge Technology Sponsor Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously disclosed, the Founder Shares held by Sponsor prior to the Issuer’s IPO included an aggregate of up to 1,957,500 shares of Class B common stock subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s IPO was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the shares of Common Stock underlying the Placement Units). On September 4, 2020, the underwriters exercised the overallotment option in part, resulting in the forfeiture of 7,500 Founder Shares by Sponsor for no consideration.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 76,200,000 shares of Common Stock outstanding as of September 4, 2020, which includes: (i) 60,000,000 shares of Common Stock outstanding, (ii) 1,200,000 shares of Common Stock issuable upon exercise of the Placement Units, and (iii) 15,000,000 shares of Common Stock issuable upon conversion of the Founder Shares.

CUSIP No. 85209W 109	13D	Page 7 of 8 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
E.Merge Technology Sponsor LLC	16,200,000	21.3%	0	16,200,000	0	16,200,000
Explorer Parent LLC	16,200,000	21.3%	0	16,200,000	0	16,200,000
Founder Holdings LLC	16,200,000	21.3%	0	16,200,000	0	16,200,000
Steven Fletcher	16,200,000	21.3%	0	16,200,000	0	16,200,000
Alex Vieux	16,200,000	21.3%	0	16,200,000	0	16,200,000

The securities reported above are held of record by Sponsor and include: (i) 1,200,000 shares of Common Stock issuable upon exercise of the Placement Units, and (ii) 15,000,000 shares of Common Stock issuable upon conversion of the Founder Shares.

Alex Vieux and Steven Fletcher are managing members of the Sponsor and indirectly principals of Explorer, whose managing member is Founder. By virtue of these relationships, each of them may be deemed to share beneficial ownership of the securities held of record by Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 85209W 109	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2020

E.merge TECHNOLOGY SPONSOR LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

EXPLORER PARENT LLC

By: Founder Holdings LLC, its managing member

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

FOUNDER HOLDINGS LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

STEVEN FLETCHER

/s/ Steven Fletcher

ALEX VIEUX

/s/ Alex Vieux